February 28, 2005     VALIC COMPANY II
SPECIAL MEETING OF SHAREHOLDERS (Unaudited)

Proxy Voting Results

A Special Meeting of Shareholders of VALIC Company II International Small Cap Equity Fund was held on October 7, 2004. The Fund voted in favor of adopting the following proposal.

1. To approve an amendment to the Investment Sub-Advisory Agreement between The Variable Life Insurance Company and AIG Global Investment Corp which provides that AIGGIC will serve as the sub-adviser to the International Small Equity Fund.

Votes in Favor of the proposal        3,558,730
Votes Against the proposal              109,224
Votes Abstained                         109,987